SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RR Donnelley Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

R.R. Donnelley & Sons Company

111 S. Wacker Drive

Chicago, Illinois 60606-4301

REQUIRED INFORMATION

Attached hereto are the RR Donnelley Savings Plan audited financial statements for the fiscal years ended December 31, 2013 and 2012, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2013. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

RR Donnelley Savings Plan

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the

RR Donnelley Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the RR Donnelley Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Supplemental Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Chicago, Illinois

June 17, 2014

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2013	2012
ASSETS
Plan investments at fair value	$2,525,201,977	$2,256,116,647
Notes receivable from participants	51,522,092	49,144,880

Total assets	2,576,724,069	2,305,261,527

LIABILITIES
Accrued expenses and other liabilities	265,448	226,777

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,576,458,621	2,305,034,750
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,307,273)	(20,153,978)

NET ASSETS AVAILABLE FOR BENEFITS	$2,570,151,348	$2,284,880,772

The accompanying notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2013	2012
ADDITIONS TO NET ASSETS:
Investment income
Interest income on notes receivable from participants	$2,037,716	$2,043,180
Dividend and interest income	27,617,592	34,012,210
Net appreciation in fair value of investments	342,013,451	180,701,758

Total investment income	371,668,759	216,757,148

Contributions
Employer contributions	—	30,800,337
Participant contributions	106,150,084	110,780,025
Rollover contributions	2,666,066	2,641,693

Total contributions	108,816,150	144,222,055

Total additions	480,484,909	360,979,203

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	192,490,804	195,952,021
Administrative expenses	2,723,529	2,666,403

Total deductions	195,214,333	198,618,424

Net increase	285,270,576	162,360,779

NET ASSETS, BEGINNING OF YEAR	2,284,880,772	2,122,519,993

NET ASSETS, END OF YEAR	$2,570,151,348	$2,284,880,772

The accompanying notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 1 – PLAN DESCRIPTION

The following description of the RR Donnelley Savings Plan (the “Plan”) is provided for general information purposes only. The Plan is a defined contribution plan sponsored by R. R. Donnelley & Sons Company (the “Company”) designed to allow eligible employees to save for retirement on a tax-advantaged basis. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The description covers current Plan provisions, except as specifically noted otherwise. For more complete information, refer to the Summary Plan Description and the Plan document, including any modifications and amendments thereto.

Administration

The Plan is administered by the Plan’s Benefits Committee and its delegates. The Plan’s assets are held in the RR Donnelley Savings Plan Trust (the “Trust”). The Bank of New York Mellon is the trustee of the Trust and custodian of the Plan’s assets, other than with respect to assets invested through the self-directed brokerage accounts. Charles Schwab & Co., Inc. (“Schwab”) is the custodian of assets invested through the self-directed brokerage accounts. Administrative and record keeping services are provided by Aon Hewitt, LLC (“Aon Hewitt”).

Administrative Expenses

Administrative expenses paid by the Plan include recordkeeping fees, investment consulting fees, investment management fees, and most other administrative fees, including various printing and postage charges. Expenses paid by the Company include audit fees, legal fees, and some other administrative fees.

Eligibility

Generally, all employees of the Company and its U.S. subsidiaries are eligible to become Plan members (“participants”), unless they are part of a bargaining unit that does not participate in the Plan. Except with respect to certain contingent employees, eligible employees are not required to satisfy any service or age requirements to participate in the Plan and, accordingly, become eligible to participate in the Plan on their first day of employment with the Company or one of its participating affiliates. Elections to participate in the Plan are effective as soon as administratively practicable. Automatic enrollment provisions under the Plan became effective January 1, 2012. Generally, employees not actively participating in the Plan effective November 30, 2011 were automatically enrolled on January 1, 2012, and employees hired on or after December 1, 2011 are automatically enrolled 30 days after being hired, in each case unless the employee opted, or opts, out of automatic enrollment or elected, or elects, to be enrolled earlier. Individuals who are automatically enrolled make contributions on a before-tax basis equal to 3% of eligible compensation.

Contributions

Eligible employees may elect to make before-tax, after-tax and Roth 401(k) contributions under the Plan. Subject to certain limitations, the contribution election percentages allowed are from 1%-85% of eligible compensation for before-tax, after-tax and Roth 401(k) contributions, and the total of all elections cannot exceed 85% of eligible compensation. Before-tax, after-tax and Roth 401(k) contributions are funded by payroll deductions and must be made in whole percentages of employee eligible earnings, although contributions designated as “catch-up” contributions must be designated in full dollar amounts. Participants can change contribution elections at any time. Earnings of the Plan attributable to before-tax, after-tax and matching contributions, as well as such before-tax contributions and matching contributions to the Plan, generally are not taxable to the participants until withdrawn.

Effective during fiscal year 2012, the Company made matching contributions equal to 40% of a participant’s before-tax and Roth 401(k) contributions on up to 6% of eligible compensation each payroll period. The per payroll period matching contributions ceased effective December 31, 2012. The Company did not make any matching contributions during the 2013 Plan year. In addition, the Plan permits the Company to provide a discretionary matching contribution to certain employees. The Company did not make any such discretionary matching contributions for the 2012 or 2013 Plan years. Matching contributions, when made, are contributed to the Plan in cash and invested according to the participant’s investment elections.

Employees may also roll over amounts to the Plan that were distributed from certain types of retirement plans and accounts.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 1 – PLAN DESCRIPTION (continued)

Vesting

Participants are always 100% vested in their before-tax, after-tax, Roth 401(k) and rollover contributions and investment earnings thereon. Except with respect to certain members of collective bargaining units, participants first hired before January 1, 2012 are always 100% vested with respect to matching and discretionary matching contributions (and earnings thereon), whereas participants first hired on or after January 1, 2012 do not become vested in such matching and discretionary matching contributions (and earnings thereon) until they have earned three years of service under the Plan, at which time they are 100% vested in such contributions and earnings. Different vesting rules apply to contingent employees.

Notes Receivable from Participants

Participants are permitted to borrow up to the lesser of 50% of their vested before-tax, after-tax, Roth 401(k), matching and rollover account balance, or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Subject to certain exceptions for historical loans and loans originated under other plans, participants are allowed only one outstanding loan at any time and the maximum loan repayment period is four and a half years. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans outstanding as of December 31, 2013 ranged from a low of 4.0% to a high of 9.5%. The participant pays an administrative fee of $100 to the Plan’s recordkeeper, Aon Hewitt, at the inception of the loan. Notes receivables are valued at cost plus accrued interest.

Benefit Payments and Withdrawals

A participant’s account balance may be distributed on retirement or other termination of employment. Distributions may be made in the form of lump sum distribution of all or a portion of the participant’s account, or in installment payments. Amounts invested in the TRASOP Fund and, beginning in April 2013, the RR Donnelley Stock Fund, may be distributed in the form of shares of Company stock. All other payments are made in cash.

A participant may withdraw his or her after-tax contributions and rollover contributions, and the value of the participant’s Fund B account, if any, at any time, and may withdraw an amount from his or her vested account (other than his or her TRASOP Account) while he or she is still employed if he or she incurs a financial hardship, or has attained age 59.5. A participant may withdraw all or part of his or her before-tax or Roth 401(k) contributions if he or she is performing service in the uniformed services while on active duty for more than 30 days. A participant may withdraw any portion of his or her vested account after attaining age 70.5, and will be required to begin taking distributions upon the later of his or her attainment of age 70.5 or termination of employment.

Investment Options

Participants are permitted to direct how their account balance under the Plan is invested. Subject to certain restrictions, participants can change investment elections on a daily basis. Generally, participants may invest up to 20% of their account balance and up to 20% of their current contributions in the RR Donnelley Stock Fund, and may shift their contributions into and out of the RR Donnelley Stock Fund at any time. As of December 31, 2013, the following investment options were offered under the Plan:

Core Investment Funds— investment funds that invest in different asset classes, such as fixed income funds, bond funds, stock funds, and funds that invest in alternative investments. Examples offered under the Plan as of December 31, 2013 include the following funds: stable value, fixed income index, fixed income core plus, Treasury inflation protected securities index, large cap core index, large cap value, large cap growth, small cap core index, small cap value, small-mid cap growth, international core index, international equity core plus, emerging markets index, real estate investment trust, and diversified real asset.

Target Date Funds— mix of investments in core investment funds that automatically reduce their level of equity risk over time and target retirement at age 65.

Conservative Income Fund— a conservative portfolio comprised of a mix of investments in core investment funds with equity risk maintained lower than any Target Date Fund.

RR Donnelley Stock Fund and TRASOP Fund— unitized funds that invest primarily in shares of common stock of the Company and hold a certain percent of assets in cash-equivalents for liquidity purposes. Due to investments in cash—equivalents, the RR Donnelley Stock Fund and the TRASOP Fund may not reflect the exact performance of Company stock over any given time period. The TRASOP Fund has been considered an “employee stock ownership

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 1 – PLAN DESCRIPTION (continued)

plan” during all periods covered by these financial statements. Effective April 2013, the RR Donnelley Stock Fund is also considered an “employee stock ownership plan.” Dividends paid on the shares of Company stock held in the TRASOP Fund have historically been passed through and paid out to participants, whereas dividends paid on the shares of Company stock held in the RR Donnelley Stock Fund have been reinvested in the fund. Effective April 2013, participants whose accounts are invested in the RR Donnelley Stock Fund and/or the TRASOP Fund are entitled to elect whether to have dividends reinvested or paid out. The TRASOP Fund is closed to new investments.

Self-Directed Brokerage Account— participants may invest a portion of their account balance under the Plan in investment options not otherwise offered under the Plan, such as certain mutual funds, stocks, or bonds, by directing such portion of their account balance to be invested through the self-directed brokerage account offered under the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accounts of the Plan are maintained on the accrual basis of accounting. The Plan has evaluated subsequent events through June 17, 2014, which is the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current-year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements, including details on inputs, valuation techniques and the fair value levels within the fair value hierarchy.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation or depreciation of investments included in the accompanying Statement of Changes in Net Assets available for Benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Plan Distributions

Benefit payments to participants are recorded upon distribution. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the participant’s investment fund(s) to this account as directed by the Plan administrator.

Risks and Uncertainties

The Plan provides various options for investing in securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update No. 2011-11 “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires disclosures of gross and net information about financial and derivative instruments eligible for offset in the statement of financial position or subject to a master netting agreement. In January 2013, the FASB issued Accounting Standards Update No. 2013-01 “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”), which narrows the scope of the disclosure requirements to derivatives, securities borrowings, and securities lending transactions that are either offset or subject to a master netting arrangement. ASU 2011-11 and ASU 2013-01 were effective for and adopted by the Plan in 2013 and did not have a material impact on the Plan’s Statements of Net Assets Available for Benefits.

NOTE 3 – PLAN MERGERS/BATCH ROLLOVERS

The Plan did not merge with any other plan during 2013 or 2012, but did accept batch rollovers during 2013 in connection with the acquisition of Meisel Photographic Corporation.

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The amounts relating to the investment contract fair value, and related adjustment, are broken out in the Statements of Net Assets Available for Benefits.

Interest and dividends, along with net appreciation (depreciation) in the fair value of investments, are accounted for on a daily basis based upon the Plan’s participation in the various investment funds and portfolios.

The following table presents the net assets held by the Plan at December 31, 2013 and 2012:

	2013	2012
Investments at fair value:
Collective trust funds	$1,199,155,065	$1,128,634,628
U.S. equity securities	489,364,685	376,482,431
Fixed income securities	294,995,235	347,785,652
Mutual funds	255,417,194	213,540,667
Non-U.S. equity securities	170,317,264	121,533,221
Self-directed brokerage account	71,127,166	59,037,173

	2,480,376,609	2,247,013,772
Cash and money market funds	44,825,368	8,698,648
Contributions and other receivables	—	404,227

Total investments	2,525,201,977	2,256,116,647
Accrued expenses and other liabilities	265,448	226,777

Net assets at fair value	2,524,936,529	2,255,889,870

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,307,273)	(20,153,978)

Net assets	$2,518,629,256	$2,235,735,892

The 2013 balances reflect adjustments to correct the classification of certain investments. The impact of these adjustments at December 31, 2012 is a decrease to Fixed income securities of $32.6 million, an increase to Cash and money market funds of $33.2 million, and a decrease to equity securities of $0.6 million. This reclassification had no impact on net assets reported on the Statements of Net Assets Available for Benefits.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN (continued)

Investment income of the Plan for the years ended December 31, 2013 and 2012, is summarized as follows:

	2013	2012
Net appreciation (depreciation) in fair value of investments:
U.S. equity securities	$151,195,295	$43,481,207
Collective trust funds	131,501,793	76,255,123
Non-U.S. equity securities	36,278,847	18,758,920
Mutual funds	29,067,862	28,603,745
Self-directed brokerage account	11,064,955	3,512,706
Fixed income securities	(17,095,301)	10,090,057

Investment income	$342,013,451	$180,701,758

Dividends and interest income for the Plan was $27,617,592 and $34,012,210 for the years ended December 31, 2013 and 2012.

The fair values of the Plan’s investments that represent 5% or more of the Plan’s net assets, at December 31, 2013 and 2012, are summarized as follows:

	2013	2012
Vanguard Large Cap Core Index	$309,194,270	$247,192,100
Wells Fargo Fixed Income Fund F	231,583,389	210,948,446
Wells Fargo Fixed Income Fund A	*	123,350,803
Wells Fargo Fixed Income Fund L	*	123,082,433

*	Investments were less than 5% of Plan net assets at December 31, 2013.

Lending of Portfolio Securities

To generate additional income, a fund may lend a percentage of its investment securities to approved institutional borrowers who need to borrow securities provided a number of conditions are satisfied, including that the loan is fully collateralized in the form of cash or U.S. government securities. Investment funds that are separately managed for the Plan do not participate in securities lending. However, the Plan invests in collective trusts and mutual funds that participate in securities lending.

Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities.

By lending its investment securities, a fund attempts to increase its net investment income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would belong to a fund. Each investment option within the Plan that participates in the program receives its pro-rata share of the income or loss earned by the collateral investment fund monthly and is reflected in the calculation of the investment option’s net asset value (“NAV”).

NOTE 5 – GALLIARD STABLE VALUE FUND

The Plan assets entered into benefit-responsive investment contracts via investment in the Galliard Stable Value Fund (“the Fund”).

The Fund primarily invests in security-backed contracts issued by insurance companies and other financial institutions. A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or units of a collective fund that are owned by the Fund. The portfolio underlying the contract is maintained separately from the contract issue’s general assets, usually by a third party custodian. These contracts typically

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 5 – GALLIARD STABLE VALUE FUND (continued)

allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustment to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than 0%. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The credit risk of each issuer is evaluated and monitored through Galliard’s credit analysis, and the underlying portfolio assets are rated investment grade at the time of purchase.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	The current yield of the assets underlying the contract;

•	The duration of the assets underlying the contract; and

•	The existing difference between the fair value and contract value of the assets within the contract.

The yield earned by the Galliard Fund at December 31, 2013 and 2012 was 1.48% and 1.09%, respectively. This represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2013, or 2012, as applicable.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2013 and 2012, was 1.88% and 2.45%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2013, or 2012, as applicable. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates. The adjustment from fair value to contract value for fully benefit-responsive investment contracts was ($6,307,273) and ($20,153,978) for the years ended December 31, 2013 and 2012, respectively.

Security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations and are paid with a market value adjustment. Events that may trigger a market value adjustment can include the following:

•	Material amendments to the Fund’s structure or administration;

•	Changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	Complete or partial termination of the Fund, including merger with another fund;

•	The failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

The redemption of all or a portion of the interests in the Fund held by a participating plan including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Funds or participating plans; and

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 5 – GALLIARD STABLE VALUE FUND (continued)

•	The delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

Participants may redeem their shares at any time at contract value. However, there is a 90 day equity wash restriction for transfers from the Stable Value Fund to the Schwab PCRA (Brokerage) option.

NOTE 6 – FAIR VALUE MEASUREMENTS

Various inputs are used in determining the fair value of the Plan’s investments. These inputs are categorized in the three tier value hierarchy, which prioritizes valuation methodology based on the reliability of inputs, as listed below:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Valuations based on unobservable inputs reflecting the Plan’s own assumptions, consistent with reasonably available assumptions made by other market participants.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description by major asset categories of the valuation methodologies and levels used for determining fair value. There have been no changes in the methodology used at December 31, 2013 and 2012.

Cash and other assets – Carrying value approximates fair value. Cash and other assets are classified as Level 1.

Collective trust funds – Collective trust funds are priced using the NAV and are classified as Level 2. The net asset value is deemed appropriate as these funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. The investments include the Galliard Stable Value Fund as discussed in Note 5. Prices for government, agency, municipal, corporate mortgage backed, and asset backed securities of the Fund are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities, including quoted prices in markets that are not active, or internal matrix pricing models or other similar techniques that use observable market inputs, such as benchmark yields, expected prepayment speeds and volumes, and issuer ratings.

Equity securities – The values of individual equity securities were based on quoted prices in active markets. As such, these assets are classified as Level 1. This includes all U.S. and Non-U.S. equity securities, the RR Donnelley Stock Fund and the TRASOP fund. The individually managed self-directed brokerage accounts are also classified as Level 1 since the underlying investments are actively traded on the market or exchange.

Fixed income securities – Fixed income securities are typically priced based on a valuation model rather than a last trade basis and are not exchange-traded. These valuation models involve utilizing dealer quotes, analyzing market information, estimating prepayment speeds and evaluating underlying collateral. Accordingly, these fixed income securities are classified as Level 2.

Mutual funds – Valued at the NAV of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments. All funds that are separately managed and not traded on an exchange are classified as Level 2. The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts. The Plan invests in various assets in which valuation is determined by NAV. The Plan believes that the NAV is representative of fair value at the reporting date, as there are no significant restrictions on redemption of these investments or other reasons to indicate that the investment would be redeemed at an amount different than the NAV.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

The fair values of the Plan’s assets as of December 31, 2013 and 2012 were as follows:

Asset Category	Level 1	Level 2	Level 3	Total as of December 31, 2013
Cash and other assets	$44,825,368	$—	$—	$44,825,368
Collective trust funds
Fixed Income Securities	—	581,414,455	—	581,414,455
International Core Index Fund	—	124,650,712	—	124,650,712
Large Cap Core Index Fund	—	309,194,270	—	309,194,270
Treasury Inflation Protected Securities Fund	—	82,418,407	—	82,418,407
Small Cap Fund	—	101,477,221	—	101,477,221

Total collective trust funds	—	1,199,155,065	—	1,199,155,065
U.S. equity securities	489,364,685	—	—	489,364,685
Fixed income securities	—	294,995,235	—	294,995,235
Mutual funds
Diversified Real Asset Fund	—	39,246,996	—	39,246,996
Real Estate Investment Trust Fund	—	46,882,373	—	46,882,373
Small Cap Fund	—	123,995,570	—	123,995,570
Emerging Markets Fund	—	45,292,255	—	45,292,255

Total mutual funds	—	255,417,194		255,417,194
Non-U.S. equity securities	170,317,264	—	—	170,317,264
Self-directed brokerage account
Cash Equivalents	14,212,577	—	—	14,212,577
Common Stock	34,892,096	—	—	34,892,096
Corporate Obligations	229,539	—	—	229,539
Mutual Funds	14,735,264	—	—	14,735,264
Preferred Stock	679,712	—	—	679,712
Unit Investment Trusts	6,377,978	—	—	6,377,978

Total self-directed brokerage account	71,127,166	—	—	71,127,166

Total	$775,634,483	$1,749,567,494	$—	$2,525,201,977

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

Asset Category	Level 1	Level 2	Level 3	Total as of December 31, 2012
Cash and other assets	$9,102,875	$—	$—	$9,102,875
Collective trust funds
Fixed Income Securities	—	593,681,076	—	593,681,076
International Core Index Fund	—	111,277,635	—	111,277,635
Large Cap Core Index Fund	—	247,192,099	—	247,192,099
Treasury Inflation Protected Securities Fund	—	101,368,204	—	101,368,204
Small Cap Fund	—	75,115,614	—	75,115,614

Total Collective trust funds	—	1,128,634,628	—	1,128,634,628
U.S. equity securities	376,482,431	—	—	376,482,431
Fixed income securities	—	347,785,652	—	347,785,652
Mutual funds
Diversified Real Asset Fund	—	39,610,586	—	39,610,586
Real Estate Investment Trust Fund	—	49,327,629	—	49,327,629
Small Cap Fund	—	80,929,970	—	80,929,970
Emerging Markets Fund		43,672,482	—	43,672,482

Total mutual funds		213,540,667	—	213,540,667
Non-U.S. equity securities	121,533,221	—	—	121,533,221
Self-directed brokerage account
Cash Equivalents	13,323,383	—	—	13,323,383
Common Stock	27,800,207	—	—	27,800,207
Corporate Obligations	263,236	—	—	263,236
Mutual Funds	12,203,228	—	—	12,203,228
Preferred Stock	1,041,913	—	—	1,041,913
Unit Investment Trusts	4,405,206	—	—	4,405,206

Total Self-directed brokerage account	59,037,173			59,037,173

Total	$566,155,700	$1,689,960,947	$—	$2,256,116,647

The 2013 balances reflect adjustments to correct the classification of certain investments. The impact of these adjustments at December 31, 2012 is a decrease to Level 2 Fixed income securities of $32.6 million, an increase to Level 1 Cash and money market funds of $33.2 million, and a decrease to Level 1 equity securities of $0.6 million. This reclassification had no impact on net assets reported on the Statements of Net Assets Available for Benefits.

NOTE 7 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on September 16, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code, including Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, having consulted with the Plan’s counsel, believes that the Plan remains tax-exempt as of the financial statement date.

US GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has not recognized interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will, to the extent not already vested, become 100% vested.

NOTE 9 – RELATED PARTY TRANSACTIONS

At December 31, 2013, the Plan held an aggregate of 2,083,555 units of Company common stock in the TRASOP Fund and the RR Donnelley Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $39,731,648 and a market value of $42,254,495. At December 31, 2012, the Plan held an aggregate of 2,428,238 units of Company common stock in the TRASOP Fund and the RR Donnelley Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $46,642,305 and a market value of $22,766,838.

These investments qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA. Certain plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are with the Trustee and are party-in-interest transactions. These fees are netted against investment income for the years ended December 31, 2013 and 2012.

The Plan reimburses the Company for certain employees’ compensation and related benefit costs related to the administration of the Plan.

NOTE 10 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Plan Form 5500 as filed by the Company:

	2013	2012
Net Assets Available for Benefits per the financial statements	$2,570,151,348	$2,284,880,772
Less: Participant withdrawals payable	(1,192,036)	(1,778,068)
Less: Deemed distributions	(436,437)	(229,340)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$2,568,522,875	$2,282,873,364

The following is a reconciliation of benefits paid to participants per the financial statements to the Plan Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012
Benefits paid to participants per the financial statements	$192,490,804	$195,952,021
Add: amounts allocated to withdrawing participants at December 31, 2013 and 2012, respectively	1,192,036	1,778,068
Less: amounts allocated to withdrawing participants at December 31, 2012 and 2011, respectively	(1,778,068)	(2,197,938)

BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500	$191,904,772	$195,532,151

Amounts allocated to withdrawing participants are recorded on the Plan Form 5500 for withdrawals that have been processed and approved for payment prior to December 31st, but not yet paid as of that date.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

NOTE 11 – PLAN AMENDMENTS

In 2013, the Plan was amended to (i) designate the RR Donnelley Stock Fund as an “employee stock ownership plan” and to permit participants invested in the TRASOP Fund to elect to have dividends on shares held in the TRASOP Fund to be reinvested, (ii) reflect current default investment election provisions, (iii) include the availability of hardship withdrawals on account of Hurricane Sandy, and (iv) reflect certain changes involving the Plan’s claims procedures and the recovery of fees related to lawsuits involving the Plan. The Plan was amended and restated effective January 1, 2012 to reflect certain plan design changes, including the reinstatement of a Company matching contribution (and the formula for such contributions), automatic enrollment, and a new vesting schedule as described in Note 1. Subsequently in 2012, the Plan was amended to (i) provide for different automatic enrollment provisions for members of certain collective bargaining units, (ii) add service requirements and different vesting provisions for contingent employees effective November 1, 2012, (iii) provide that any discretionary matching contributions made with respect to any Plan year would be allocated to eligible participants employed on December 31 of such year (rather than in March of the following year), and (iv) cease the per pay period matching contributions effective December 31, 2012.

NOTE 12 – SUBSEQUENT EVENTS

Effective April 1, 2014, the Plan changed to The Northern Trust Company as the Plan’s trustee, J.P. Morgan Securities LLC as the custodian of Plan assets through self-directed brokerage accounts, and J.P. Morgan Retirement Plan Services as the Plan’s recordkeeper.

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash and Other Assets
	Cash	Cash	**	$569,914
	Dreyfus Treasury Prime Cash Management	Short-Term Investment Fund	**	16,614,678
	Foreign Currency Cash	Foreign Currency Cash	**	415,831
	PIMCO Short-Term Portfolio	PIMCO Short-Term Portfolio	**	20,118,058
	PIMCO Short-Term Portfolio	PIMCO Short-Term Portfolio	**	7,187,789
	Pending Transactions	Pending Transactions	**	(80,902)

	Cash and Other Assets			$44,825,368

	Collective Trust Funds
	NT Collective EAFE Index Fund - Lending	International Core Index Fund	**	$124,530,155
	NT Collective Russell 2000 Index Fund - Lending	Small Cap Fund	**	101,118,689
	SSgA U.S. Bond Index Fund	Fixed Income Securities	**	72,187,816
	SSgA U.S. Inflation Protected Bond Index Fund	Treasury Inflation Protected Securities	**	82,397,767
	Vanguard Employee Benefit Index Fund	Large Cap Core Index Fund	**	308,790,539
	Wells Fargo Fixed Income Fund A	Fixed Income Securities	**	104,943,197
	Wells Fargo Fixed Income Fund F	Fixed Income Securities	**	231,583,389
	Wells Fargo Fixed Income Fund L	Fixed Income Securities	**	96,028,729
	Wells Fargo Short Term Investment Fund S	Fixed Income Securities	**	77,939,726
	Pending Transactions	Pending Transactions	**	(364,942)

	Collective Trust Funds			$1,199,155,065

	U.S. Equity Securities
	Adtran Inc	Common Stock	**	$315,207
	Advent Software Inc	Common Stock	**	685,804
	AECOM Techonology Corp	Common Stock	**	382,590
	AES Corp	Common Stock	**	2,463,798
	Akamai Technologies Inc	Common Stock	**	842,163
	Alaska Air Group Inc	Common Stock	**	947,940
	Albemarle Corp	Common Stock	**	951,484
	Alcoa Inc	Common Stock	**	435,830
	Alexion Pharmaceuticals, Inc.	Common Stock	**	2,102,348
	Allegheny Technologies Inc	Common Stock	**	1,112,012
	Alliant Techsystems Inc.	Common Stock	**	2,324,088
	The Allstate Corp	Common Stock	**	2,846,988
	Altera Corp	Common Stock	**	655,480
	Amazon.Com Inc	Common Stock	**	5,762,516

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Airlines Group Inc	Common Stock	**	605,243
	American Electric Power Co Inc	Common Stock	**	2,435,154
	American Express Co	Common Stock	**	1,986,987
	Ameriprise Financial Inc	Common Stock	**	1,373,736
	American International Group Inc	Common Stock	**	3,757,280
	American Tower Corp	Common Stock	**	2,047,383
	AmerisourceBergen Corp.	Common Stock	**	2,376,478
	Amgen Inc	Common Stock	**	5,177,156
	Apple Inc	Common Stock	**	5,524,128
	Applied Materials, Inc.	Common Stock	**	1,418,738
	Ares Commercial Real Estate Corp	Common Stock	**	451,950
	Armstrong World Industries, Inc.	Common Stock	**	385,987
	Arrow Electronics, Inc.	Common Stock	**	1,323,700
	Assurant Inc	Common Stock	**	2,382,683
	AT&T Inc	Common Stock	**	973,932
	Atmel Corporation	Common Stock	**	508,950
	Atwood Oceanics, Inc.	Common Stock	**	683,392
	Autoliv Inc	Common Stock	**	1,186,056
	Avnet, Inc.	Common Stock	**	1,486,507
	Baker Hughes Incorporated	Common Stock	**	1,265,454
	Bank of America Corp	Common Stock	**	812,754
	Belden Inc	Common Stock	**	2,673,578
	Berry Plastics Group Inc	Common Stock	**	1,657,925
	Best Buy Co Inc	Common Stock	**	2,356,908
	Biogen Idec Inc	Common Stock	**	5,399,175
	Biomarin Pharmaceutical Inc	Common Stock	**	322,539
	Blackrock Inc	Common Stock	**	2,886,206
	Boise Cascade Co	Common Stock	**	769,428
	Bonanza Creek Energy Inc	Common Stock	**	530,334
	Borgwarner Inc	Common Stock	**	1,895,349
	Brightcove Inc	Common Stock	**	945,966
	Bristol-Myers Squibb Co	Common Stock	**	1,376,585
	CA Inc	Common Stock	**	1,359,460
	Cabot Corp	Common Stock	**	996,646
	Cabot Microelectronics Corp	Common Stock	**	435,064
	Cabot Oil & Gas Corp	Common Stock	**	1,465,128
	Capital One Financial Corp.	Common Stock	**	2,926,502
	Capitalsource Inc	Common Stock	**	3,016,550

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cardinal Health Inc	Common Stock	**	2,792,658
	Carlisle Cos Inc	Common Stock	**	662,196
	Carrizo Oil & Gas Inc	Common Stock	**	2,431,459
	CBOE Holdings, Inc	Common Stock	**	1,527,624
	CBRE Group Inc	Common Stock	**	573,340
	CBS Corp	Common Stock	**	2,103,420
	Celanese Corp	Common Stock	**	372,789
	Celgene Corp	Common Stock	**	7,265,280
	Cerner Corp	Common Stock	**	1,783,680
	CF Industries Holdings Inc	Common Stock	**	955,464
	Charles Schwab Corp	Common Stock	**	1,146,600
	Chesapeake Energy Corporation	Common Stock	**	431,526
	Chevron Corp	Common Stock	**	4,921,454
	Chico’s FAS Inc	Common Stock	**	552,766
	Chipotle Mexican Grill, Inc.	Common Stock	**	1,054,904
	The Chubb Corporation	Common Stock	**	2,860,248
	CIGNA Corporation	Common Stock	**	2,895,588
	Cliffs Natural Resources Inc	Common Stock	**	746,985
	Coca-Cola Enterprises Inc	Common Stock	**	944,382
	Cogent Communications Group Inc	Common Stock	**	2,485,215
	Cognizant Technology Solutions Corp	Common Stock	**	2,049,894
	Comerica Incorporated	Common Stock	**	950,800
	Conocophillips	Common Stock	**	3,433,590
	Consol Energy Inc	Common Stock	**	314,591
	Continental Resources Inc	Common Stock	**	1,368,243
	The Cooper Cos Inc	Common Stock	**	2,648,938
	Costco Wholesale Corp	Common Stock	**	1,374,566
	Crocs, Inc.	Common Stock	**	7,960
	CVS Caremark Corp	Common Stock	**	1,846,506
	Cypress Semiconductor Corp	Common Stock	**	895,125
	Danaher Corp	Common Stock	**	4,269,160
	Delta Air Lines Inc	Common Stock	**	1,979,214
	Dexcom Inc	Common Stock	**	2,970,899
	Diamond Offshore Drilling Inc	Common Stock	**	1,411,616
	Discover Financial Services	Common Stock	**	2,864,640
	Dollar General Corp	Common Stock	**	2,575,664
	Dril-Quip Inc	Common Stock	**	1,310,366
	DTS Inc	Common Stock	**	939,776

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Dynamic Materials Corporation	Common Stock	**	126,092
	Eagle Materials Inc	Common Stock	**	1,958,205
	eBay Inc	Common Stock	**	2,459,072
	Ecolab Inc	Common Stock	**	1,668,320
	Edison International	Common Stock	**	2,440,010
	Edwards Lifesciences Corp	Common Stock	**	473,472
	Electronic Arts Inc	Common Stock	**	715,728
	Emulex Corporation	Common Stock	**	250,600
	Entergy Corp	Common Stock	**	1,467,864
	The Estee Lauder Cos Inc	Common Stock	**	1,653,274
	Exelis Inc	Common Stock	**	2,367,252
	Exelon Corporation	Common Stock	**	457,413
	Exxon Mobil Corp	Common Stock	**	7,691,200
	Facebook Inc	Common Stock	**	2,749,398
	Fairchild Semiconductor Intern	Common Stock	**	859,073
	Fifth Third Bancorp	Common Stock	**	2,698,149
	First Niagara Financial Group Inc.	Common Stock	**	135,936
	FMC Corp	Common Stock	**	1,169,630
	Ford Motor Company	Common Stock	**	1,222,056
	Fortinet Inc	Common Stock	**	702,071
	Frontier Communications Corp	Common Stock	**	955,110
	Gamestop Corp	Common Stock	**	1,985,178
	Gilead Sciences, Inc.	Common Stock	**	3,235,208
	Global Payments Inc	Common Stock	**	482,876
	Globe Specialty Metals Inc	Common Stock	**	1,201,267
	The Goodyear Tire & Rubber Company	Common Stock	**	1,516,860
	Google Inc	Common Stock	**	6,741,071
	Green Dot Corp	Common Stock	**	690,368
	Keurig Green Mountain Inc	Common Stock	**	461,038
	Halliburton Company	Common Stock	**	2,192,400
	Harman International Industries	Common Stock	**	1,273,586
	Harsco Corp	Common Stock	**	897,801
	HCC Insurance Holdings Inc	Common Stock	**	676,412
	HeartWare International Inc	Common Stock	**	676,512
	Hershey Co	Common Stock	**	1,730,694
	Hilton Worldwide Holdings Inc	Common Stock	**	1,288,275
	Horsehead Holding Corp	Common Stock	**	629,596
	Hub Group Inc	Common Stock	**	906,074
	Hubbell Inc	Common Stock	**	938,718
	Humana Inc	Common Stock	**	2,002,468

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Huntington Bancshares Inc	Common Stock	**	2,551,460
	Huntington Ingalls Industries Inc	Common Stock	**	2,457,273
	Illumina Inc	Common Stock	**	1,460,184
	Ingram Micro Inc.	Common Stock	**	2,221,662
	Insulet Corp	Common Stock	**	2,601,823
	Integrated Device Technology Inc	Common Stock	**	484,025
	Intermune Inc	Common Stock	**	517,612
	International Rectifier Corp	Common Stock	**	688,248
	Intralinks Holdings Inc	Common Stock	**	234,813
	Itron Inc	Common Stock	**	790,899
	Jabil Circuit Inc	Common Stock	**	893,800
	Jacobs Engineering Group Inc	Common Stock	**	451,008
	Jetblue Airways Corp	Common Stock	**	616,712
	JPMorgan Chase & Co	Common Stock	**	2,684,232
	K12 Inc	Common Stock	**	435,870
	Kansas City Southern	Common Stock	**	1,350,985
	Kar Auction Services Inc	Common Stock	**	747,320
	KBR, Inc.	Common Stock	**	615,477
	Keycorp	Common Stock	**	2,533,696
	Kior Inc	Common Stock	**	342,821
	Kirby Corp	Common Stock	**	625,275
	Kraton Performance Polymers Inc	Common Stock	**	1,187,075
	The Kroger Co	Common Stock	**	2,008,124
	L-3 Communications Holdings, Inc.	Common Stock	**	2,511,210
	Lear Corp	Common Stock	**	2,404,809
	Lennox International Inc	Common Stock	**	2,240,480
	Leucadia National Corp.	Common Stock	**	950,580
	Lincoln National Corp	Common Stock	**	954,970
	LinkedIn Corp	Common Stock	**	1,299,896
	Lockheed Martin Corporation	Common Stock	**	654,104
	Lorillard Inc	Common Stock	**	2,148,832
	Lowe’s Companies, Inc.	Common Stock	**	1,858,125
	LPL Financial Holdings Inc	Common Stock	**	526,736
	Marathon Petroleum Corp	Common Stock	**	2,647,500
	Martin Marietta Materials Inc	Common Stock	**	579,652
	Mastercard Inc	Common Stock	**	2,823,855
	Maxim Integrated Products Inc	Common Stock	**	906,238
	The Mcgraw-Hill Cos Inc	Common Stock	**	797,640
	Mckesson Corp	Common Stock	**	3,329,682

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mednax Inc	Common Stock	**	1,172,225
	Meritor Inc	Common Stock	**	929,939
	Microsemi Corp	Common Stock	**	681,385
	Modine Manufacturing Co.	Common Stock	**	405,112
	Monolithic Power Systems Inc	Common Stock	**	1,594,360
	Monsanto Co	Common Stock	**	4,912,233
	Morgan Stanley	Common Stock	**	2,267,328
	MRC Global Inc	Common Stock	**	1,521,801
	Murphy Oil Corp	Common Stock	**	2,303,240
	Myriad Genetics Inc	Common Stock	**	563,103
	NII Holdings Inc	Common Stock	**	1,187,175
	Nike Inc	Common Stock	**	2,414,248
	Noble Energy, Inc.	Common Stock	**	1,852,592
	Northrop Grumman Corp	Common Stock	**	2,842,328
	Nu Skin Enterprises, Inc.	Common Stock	**	2,377,384
	Occidental Petroleum Corporation	Common Stock	**	1,122,180
	Old Republic International Corporation	Common Stock	**	210,694
	Omnicare, Inc.	Common Stock	**	2,474,760
	ON Semiconductor Corp	Common Stock	**	563,204
	Orbital Sciences Corp	Common Stock	**	659,157
	Oshkosh Corp	Common Stock	**	1,435,830
	Packaging Corp of America	Common Stock	**	2,322,376
	Pall Corp	Common Stock	**	1,037,856
	PNC Financial Services Group Inc	Common Stock	**	1,574,874
	Precision Castparts Corp	Common Stock	**	2,868,045
	Premiere Global Services Inc	Common Stock	**	1,006,394
	Primoris Services Corp	Common Stock	**	678,634
	Public Service Enterprise Group	Common Stock	**	1,156,644
	Qualcomm Inc	Common Stock	**	2,171,813
	Quanta Services Inc	Common Stock	**	987,197
	Questcor Pharmaceuticals Inc	Common Stock	**	756,855
	Quinstreet Inc	Common Stock	**	634,109
	Ralph Lauren Corp	Common Stock	**	1,527,331
	Range Resources Corp	Common Stock	**	1,618,752
	Raymond James Financial Inc	Common Stock	**	1,120,519
	Raytheon Co	Common Stock	**	3,101,940
	Re/Max Holdings Inc	Common Stock	**	14,913
	Reinsurance Group of America Inc	Common Stock	**	1,052,776

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Responsys Inc	Common Stock	**	1,380,916
	Rex Energy Corp	Common Stock	**	568,042
	RLJ Lodging Trust	Common Stock	**	554,496
	Rock-Tenn Company	Common Stock	**	882,084
	Rogers Corp	Common Stock	**	2,600,220
	Ross Stores Inc	Common Stock	**	1,581,023
	Rovi Corp	Common Stock	**	1,569,411
	RPX Corp	Common Stock	**	885,729
*	RR Donnelley & Sons Co	Common Stock	**	42,254,495
	Salesforce.Com Inc	Common Stock	**	3,973,680
	SanDisk Corporation	Common Stock	**	2,377,198
	SandRidge Energy Inc.	Common Stock	**	864,368
	SBA Communications Corp	Common Stock	**	2,647,585
	SeaChange International	Common Stock	**	48,640
	Select Comfort Corp.	Common Stock	**	903,074
	ServiceNow Inc	Common Stock	**	1,075,392
	Silicon Laboratories Inc	Common Stock	**	406,248
	Skyworks Solutions Inc	Common Stock	**	883,932
	SLM Corp	Common Stock	**	2,509,740
	SM Energy Co.	Common Stock	**	2,011,262
	Southwest Airlines Co	Common Stock	**	945,768
	Starbucks Corp	Common Stock	**	3,903,822
	Sunedison Inc	Common Stock	**	612,567
	Symmetry Medical Inc	Common Stock	**	489,586
	Synaptics Inc	Common Stock	**	817,044
	Tenneco Inc	Common Stock	**	379,019
	Tessera Technologies Inc	Common Stock	**	503,196
	Priceline Group Inc	Common Stock	**	5,533,024
	Tivo Inc	Common Stock	**	964,451
	The Travelers Cos Inc	Common Stock	**	2,824,848
	Trex Co Inc	Common Stock	**	823,931
	Triquint Semiconductor Inc	Common Stock	**	1,002,468
	TRW Automotive Holdings Corp.	Common Stock	**	624,876
	Twenty-First Century Fox Inc	Common Stock	**	3,157,405
	Tyson Foods, Inc.	Common Stock	**	545,398
	Ulta Salon Cosmetics & Fragrance, Inc.	Common Stock	**	1,307,846
	Ultratech Inc	Common Stock	**	1,233,950
	Unilife Corp	Common Stock	**	752,092
	Union Pacific Corp	Common Stock	**	5,964,000

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	United Continental Holdings Inc	Common Stock	**	6,043,721
	United Technologies Corp	Common Stock	**	2,156,510
	United Therapeutics Corp	Common Stock	**	2,827,000
	Universal Display Corporation	Common Stock	**	673,456
	Unum Group	Common Stock	**	855,952
	URS Corp	Common Stock	**	625,282
	Vera Bradley Inc	Common Stock	**	413,969
	Verifone Systems Inc	Common Stock	**	381,917
	Verizon Communications Inc	Common Stock	**	2,019,654
	Visa Inc	Common Stock	**	6,012,360
	Wabash National Corp	Common Stock	**	1,761,851
	Wabco Holdings Inc	Common Stock	**	889,263
	Waddell & Reed Financial Inc	Common Stock	**	2,642,570
	The Walt Disney Company	Common Stock	**	1,841,240
	Watsco Inc	Common Stock	**	1,315,061
	Web.Com Group Inc	Common Stock	**	576,989
	Wellpoint Inc	Common Stock	**	2,854,851
	Wells Fargo & Co	Common Stock	**	3,550,280
	Western Digital Corp	Common Stock	**	2,860,990
	Westlake Chemical Corporation	Common Stock	**	659,178
	Whirlpool Corp	Common Stock	**	721,556
	Workday Inc	Common Stock	**	324,324
	World Fuel Services Corp	Common Stock	**	841,188
	WR Berkley Corp	Common Stock	**	1,060,018
	Wynn Resorts, Limited	Common Stock	**	1,689,627
	Zoetis Inc	Common Stock	**	1,971,207
	Pending Transactions	Common Stock	**	705,144

	U.S. Equity Securities			$489,364,685

	Fixed Income Securities
	PIMCO Asset-Backed Securities Portfolio	Asset-Backed Securities Portfolio	**	$8,035,327
	PIMCO Emerging Markets Portfolio	Emerging Markets Portfolio	**	10,528,440
	PIMCO High Yield Portfolio	High Yield Portfolio	**	6,995,307
	PIMCO International Portfolio	International Portfolio	**	27,766,264
	PIMCO Investment Grade Corporate Portfolio	Investment Grade Corporate Portfolio	**	50,532,307
	PMICO Mortgage Portfolio	Mortgage Portfolio	**	91,952,229
	PIMCO Municipal Sector Portfolio	Municipal Sector Portfolio	**	3,441,349
	PIMCO Real-Return Portfolio	Real-Return Portfolio	**	43,648,313
	PIMCO U.S. Government Sector Portfolio	U.S. Government Sector Portfolio	**	52,073,969
	Pending Transactions	Pending Transactions	**	21,730

	Fixed Income Securities			$294,995,235

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds
	DFA U.S. Small Cap Value Portfolio	Small Cap Fund	**	$123,709,352
	DWS RREEF Real Estate Securities Fund	Real Estate Investment Trust Fund	**	46,829,915
	PIMCO Funds: All Asset Fund	Diversified Real Asset Fund	**	39,199,575
	Vanguard Emerging Markets Stock Index	Emerging Markets Fund	**	45,198,505
	Pending Transactions	Pending Transactions	**	479,847

	Mutual Funds			$255,417,194

	Non-U.S Equity Securities
	Acciona SA	Common Stock	**	$491,765
	Actavis plc	Common Stock	**	1,021,440
	Actelion Ltd	Common Stock	**	840,301
	Adecco SA	Common Stock	**	597,681
	Advantest NPV	Common Stock	**	150,466
	Aegon NV	Common Stock	**	297,937
	Aegon NV	Common Stock	**	443,756
	Ageas NV	Common Stock	**	393,594
	Agnico Eagle Mines Ltd	Common Stock	**	856,031
	Aisin Seiki Co	Common Stock	**	544,389
	Allianz SE	Common Stock	**	89,689
	Allianz SE	Common Stock	**	1,403,158
	Allied World Assurance Company	Common Stock	**	1,804,960
	Amada Co Ltd	Common Stock	**	608,563
	Amadeus IT Holding SA	Common Stock	**	1,097,802
	Amdocs Ltd	Common Stock	**	2,346,556
	Amec Ord 50p	Common Stock	**	315,927
	Arcelik Try1	Common Stock	**	3
	Arm Holdings plc	Common Stock	**	2,299,080
	ASSA ABLOY AB	Common Stock	**	104,954
	ASSA ABLOY AB	Common Stock	**	177,661
	Astellas Pharma Inc	Common Stock	**	782,418
	Astrazeneca Ord Usd0.25	Common Stock	**	1,360,122
	AstraZeneca plc	Common Stock	**	851,188
	Atlas Copco AB	Common Stock	**	146,941
	Atlas Copco AB	Common Stock	**	490,164
	Axa Eur2.29	Common Stock	**	1,614,370
	Axis Capital Holdings Limited	Common Stock	**	2,288,117
	Bae Systems Ord Gbp0.025	Common Stock	**	536,180
	BAE Systems plc	Common Stock	**	262,995

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Baidu Inc	Common Stock	**	2,170,136
	Baloise Holding AG	Common Stock	**	330,447
	Bayerische Motoren Werke-Prf	Common Stock	**	134,923
	Bridgestone Co	Common Stock	**	666,457
	British Sky Brdcstg	Common Stock	**	647,915
	BROTHER INDUSTRIES, LTD	Common Stock	**	371,880
	BT Group Ord Gbp0.05	Common Stock	**	954,995
	BT Group plc	Common Stock	**	680,857
	Burberry Group Ord Gbp0.0005	Common Stock	**	450,501
	Caesarstone Sdot-Yam Ltd	Common Stock	**	1,624,209
	Canon Inc	Common Stock	**	262,848
	Canon Inc	Common Stock	**	167,918
	Cap Gemini Eur8	Common Stock	**	269,170
	Casio Computer Co Ltd	Common Stock	**	176,327
	Catamaran Corp	Common Stock	**	2,088,550
	Central Japan Railway Company	Common Stock	**	153,123
	Chubu Electric Power Company Inc	Common Stock	**	27,153
	Chugai Pharmaceutical	Common Stock	**	185,814
	Citizen Holdings Co	Common Stock	**	402,938
	CNP Assurances Eur1	Common Stock	**	347,577
	Coloplast A/S	Common Stock	**	275,379
	Commerzbank AG	Common Stock	**	281,215
	Compagnie de Saint Gobain SA	Common Stock	**	168,005
	Compass Group Ord Gbp0.10	Common Stock	**	664,836
	Continental AG NPV	Common Stock	**	733,615
	Controladora Vuela Co Avcn SA CV	Common Stock	**	207,315
	Credit Agricole SA Eur3	Common Stock	**	858,767
	Crown Resorts Ltd	Common Stock	**	200,134
	CSL Ord NPV	Common Stock	**	786,674
	Daicel Corp	Common Stock	**	138,452
	Dai-Ichi Life Insurance Co Ltd	Common Stock	**	752,248
	Daiichi Sankyo Company Limited	Common Stock	**	398,853
	Daikin Industries, Ltd	Common Stock	**	623,186
	Daimler AG Ord NPV	Common Stock	**	1,455,934
	Delhaize Group SA	Common Stock	**	132,269
	Delta Lloyd NV	Common Stock	**	659,116
	Denso Corporation NPV	Common Stock	**	533,324
	Dentsu Inc	Common Stock	**	617,763
	Deutsche Boerse AG	Common Stock	**	136,505
	Deutsche Lufthansa AG	Common Stock	**	266,407

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Deutsche Post AG NPV (REGD)	Common Stock	**	1,698,235
	Deutsche Telekom AG	Common Stock	**	1,167,799
	DNB ASA	Common Stock	**	725,074
	East Japan Railway Co	Common Stock	**	590,000
	Electricite de France SA	Common Stock	**	374,277
	Eisai Co	Common Stock	**	69,787
	Electrolux AB Ser ‘B’ NPV	Common Stock	**	196,740
	Emlak Konut Gayrimenkul Yatirim Ortak AS	Common Stock	**	47,774
	Enagas SA	Common Stock	**	75,722
	Enel S.p.A.	Common Stock	**	344,063
	Enterprise Inns Ord Gbp0.025	Common Stock	**	122,563
	Ericsson	Common Stock	**	749,039
	Everest Re Group Inc Com	Common Stock	**	3,647,358
	Exor SpA Eur1	Common Stock	**	312,199
	Ferrovial SA	Common Stock	**	296,760
	Fiat S.p.A.	Common Stock	**	278,967
	FleetMatics Group plc	Common Stock	**	454,125
	Flextronics International Ltd	Common Stock	**	1,425,950
	Flight Centre Travel Group Ltd	Common Stock	**	234,611
	Fuji Electric Co Ltd	Common Stock	**	196,603
	Fuji Heavy Ltd	Common Stock	**	573,712
	Fujifilm Holdings Corp NPV	Common Stock	**	981,329
	Fujitsu NPV	Common Stock	**	284,668
	Fukuoka Financial Group, Inc	Common Stock	**	74,564
	Gas Natural SDG SA	Common Stock	**	621,401
	Gazprom OAO	Common Stock	**	1,227,046
	Gazprom OAO	Common Stock	**	162,527
	GEA Group AG	Common Stock	**	171,304
	Geberit AG	Common Stock	**	387,189
	GKN plc Ord Gbp0.01	Common Stock	**	145,703
	Glaxosmithkline Ord Gbp0.25	Common Stock	**	3,070,044
	Grifols SA Eur0.5	Common Stock	**	56,431
	Hakuhodo DY Holdings Inc	Common Stock	**	158,960
	Hankyu Hansin Holdings, Inc.	Common Stock	**	194,548
	Hannover Rueck SE	Common Stock	**	278,929
	Harvey Norman Holdings Limited	Common Stock	**	146,853
	Heidelbergcement AG	Common Stock	**	983,210
	HENNES & MAURITZ AB	Common Stock	**	71,503
	Herbalife Ltd.	Common Stock	**	975,880
	Hexagon AB	Common Stock	**	663,939

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Hino Motors, Ltd.	Common Stock	**	110,023
	Hirose Electric Co Ltd	Common Stock	**	199,534
	Hitachi Chemical Co Ltd	Common Stock	**	331,874
	Hitachi High Technologies Corp	Common Stock	**	314,091
	Hitachi, Ltd	Common Stock	**	289,517
	Hitachi NPV	Common Stock	**	545,283
	Hochtief AG	Common Stock	**	105,697
	Home Retail Group Ord Gbp0	Common Stock	**	329,763
	Hutchison Whampoa Limited	Common Stock	**	489,363
	Idemitsu Kosan Co., Ltd	Common Stock	**	154,820
	IHI Corp	Common Stock	**	535,617
	Imax Corp	Common Stock	**	915,944
	Industrivarden Ab Ser C NPV	Common Stock	**	264,064
	Industrivarden Ab Ser C NPV	Common Stock	**	213,062
	ING Groep NV	Common Stock	**	947,720
	Inmarsat plc	Common Stock	**	613,742
	Inpex Corp	Common Stock	**	282,156
	Intercontinental Hotels Group	Common Stock	**	126,633
	International Consolidated Airlines Grp	Common Stock	**	575,140
	Interoil Corp	Common Stock	**	1,009,204
	Intesa Sanpaolo Eur0.52	Common Stock	**	671,258
	iShares MSCI EAFE Index Fund	Common Stock	**	4,402,422
	Isuzu Motors Ltd	Common Stock	**	230,227
	Itochu Corp	Common Stock	**	350,998
	ITV Ord Gbp0.10	Common Stock	**	838,998
	Japan Airlines Co Ltd	Common Stock	**	217,268
	Jtekt Corp	Common Stock	**	272,489
	Julius Baer Gruppe AG	Common Stock	**	268,548
	Kajima Corp	Common Stock	**	86,437
	Kaneka Corporation	Common Stock	**	118,168
	Kao Corp	Common Stock	**	56,686
	Kawasaki Heavy Industries Ltd	Common Stock	**	213,986
	Kerry Group ‘A’ Ord Eur0.125	Common Stock	**	505,685
	Kinnevik Investment Ab Sek0.1	Common Stock	**	101,672
	Konica Minolta Inc	Common Stock	**	424,171
	Koninklijke Ahold N.V.	Common Stock	**	40,856
	Kubota Corp	Common Stock	**	397,089
	Lagardere SCA	Common Stock	**	579,668
	Legal & General Group Ord 2.5p	Common Stock	**	470,855
	Liberty Global plc	Common Stock	**	2,002,275
	Lions Gate Entertainment Corp	Common Stock	**	1,487,070
	Lonza Group AG	Common Stock	**	129,342
	Lonza Group AG Chf1	Common Stock	**	262,452

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Lukoil Oao	Common Stock	**	430,668
	LyondellBasell Industries NV	Common Stock	**	1,701,936
	MABUCHI MOTOR CO., LTD.	Common Stock	**	101,089
	Magna International Inc	Common Stock	**	2,166,384
	Makita Corporation	Common Stock	**	147,053
	Marubeni Corp	Common Stock	**	632,967
	Marvell Technology Group Ltd	Common Stock	**	2,394,270
	Mazda Motor Corp	Common Stock	**	574,511
	Mcdermott International Inc	Common Stock	**	617,384
	MEDIOBANCA SPA	Common Stock	**	520,953
	Medipal Holdings Corp	Common Stock	**	105,647
	Metro AG	Common Stock	**	151,963
	Mitsubishi Chemical Holdings Corp	Common Stock	**	388,412
	Mitsubishi Corp	Common Stock	**	450,973
	Mitsubishi Electric Corporation	Common Stock	**	414,443
	Mitsubishi Heavy Ind NPV	Common Stock	**	569,830
	MITSUBISHI MATERIALS CORPORATION	Common Stock	**	25,841
	Mitsui & Co Ltd	Common Stock	**	94,781
	Muenchener Rueckversicherungs	Common Stock	**	802,829
	Murata Manufacturing Co., Ltd.	Common Stock	**	497,636
	NGK SPARK PLUG CO., LTD.	Common Stock	**	710,718
	Namco Bandai Holdings Inc NPV	Common Stock	**	97,708
	NEC Corporation	Common Stock	**	196,175
	Neste Oil Corporation	Common Stock	**	160,152
	NGK Insulators	Common Stock	**	437,220
	NHK Spring Co	Common Stock	**	207,625
	Nidec Corporation	Common Stock	**	147,445
	Nippon Electric Glass Co., Ltd	Common Stock	**	105,038
	Nippon Express Co Ltd	Common Stock	**	33,899
	Nippon Yusen Kabushiki Kaisha	Common Stock	**	223,776
	NKSJ Holdings Inc	Common Stock	**	442,335
	Nokia (AB) Oy Eur0.06	Common Stock	**	401,497
	Nokia Oyj	Common Stock	**	479,966
	Nomura Holding NPV	Common Stock	**	652,711
	Nordea Bank AB Eur0.39632	Common Stock	**	808,285
	Novartis AG	Common Stock	**	182,865
	Novo Nordisk A/S	Common Stock	**	470,768
	Novo-Nordisk AS DKK1	Common Stock	**	325,330
	NSK Ltd.	Common Stock	**	211,560

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	NXP Semiconductors NV	Common Stock	**	1,201,070
	Old Mutual plc Ord	Common Stock	**	565,070
	OMRON Corporation	Common Stock	**	486,133
	OMV AG	Common Stock	**	85,763
	Opap SA Eur0.3 (Cr)	Common Stock	**	171,610
	Orange SA	Common Stock	**	237,972
	Orient Overseas (International) Limited	Common Stock	**	115,538
	Orix Corp	Common Stock	**	96,941
	ORIX Corporation	Common Stock	**	265,351
	Orkla ASA	Common Stock	**	96,179
	Otsuka Holdings Co Ltd	Common Stock	**	540,869
	Panasonic Corporation	Common Stock	**	726,161
	Pargesa Hldgs SA Chf20(BR)	Common Stock	**	384,663
	Partnerre Ltd	Common Stock	**	832,897
	Partners Group Holding	Common Stock	**	406,331
	Pentair Ltd	Common Stock	**	480,001
	Pohjola Bank plc	Common Stock	**	545,886
	Popular Inc	Common Stock	**	992,622
	Porsche Automobil Holding SE	Common Stock	**	520,861
	Prosiebensat.1 Media AG	Common Stock	**	432,268
	Prudential plc	Common Stock	**	567,161
	Qiagen NV	Common Stock	**	559,297
	Rakuten Inc	Common Stock	**	202,373
	Ramsay Health Care Limited	Common Stock	**	640,837
	Randstad Hldgs Eur0.1	Common Stock	**	493,710
	Ratos AB Ser B NPV	Common Stock	**	533,007
	Reed Elsevier	Common Stock	**	255,909
	Reed Elsevier NV	Common Stock	**	224,146
	Reed Elsevier plc	Common Stock	**	100,223
	RenaissanceRe Holdings Ltd.	Common Stock	**	613,242
	RENAULT SA REGIE NAT	Common Stock	**	866,059
	Resolution Ltd	Common Stock	**	375,105
	Ricoh Co Ltd	Common Stock	**	255,288
	Ritchie Bros Auctioneers Inc	Common Stock	**	267,593
	Roche Holding AG	Common Stock	**	377,491
	Roche Holding Ag-Genusschein	Common Stock	**	1,812,083
	Roche Holding AG	Common Stock	**	929,659
	Rohm Co	Common Stock	**	555,330
	Rolls-Royce Holding plc	Common Stock	**	260,940
	Rosneft’ NK OAO	Common Stock	**	265,772
	J Sainsbury plc	Common Stock	**	328,387
	Sampo Oyj	Common Stock	**	442,737
	Sanofi SA	Common Stock	**	1,976,635

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	SANTEN PHARMACEUTICAL CO., LTD.	Common Stock	**	84,002
	Sberbank Rossii OAO	Common Stock	**	856,419
	Schlumberger Limited	Common Stock	**	2,739,344
	Schroders plc	Common Stock	**	71,321
	SCOR SE	Common Stock	**	73,064
	Securitas AB	Common Stock	**	536,415
	Sharp Corporation	Common Stock	**	127,111
	Shimadzu Corporation	Common Stock	**	113,173
	Shionogi & Co	Common Stock	**	206,080
	Shire plc	Common Stock	**	639,196
	Shire plc Ord Gbp0.05	Common Stock	**	1,313,876
	Skandinaviska Enskilda Banken	Common Stock	**	1,015,907
	Sky Deutschland AG	Common Stock	**	459,386
	SMC Corp	Common Stock	**	378,193
	Smith & Nephew plc	Common Stock	**	489,123
	Societe Generale Eur1.25	Common Stock	**	1,677,070
	Sojitz Corp	Common Stock	**	283,066
	Sonic Healthcare Limited	Common Stock	**	61,365
	Sony Corp	Common Stock	**	560,594
	Sony Corp	Common Stock	**	88,603
	Standard Life Ord Gbp0.10	Common Stock	**	583,551
	Stmicroelectronics Eur1.04	Common Stock	**	194,043
	Stmicroelectronics NV	Common Stock	**	211,344
	Subsea 7 SA	Common Stock	**	153,439
	Suze Environment Company SA	Common Stock	**	504,566
	Sumitomo Chemical	Common Stock	**	513,506
	Sumitomo Electric Ind NPV	Common Stock	**	1,108,088
	Suncorp Group Limited	Common Stock	**	9,411
	Surgutneftegas OAO	Common Stock	**	95,792
	Suzuki Motor Co NPV	Common Stock	**	400,906
	Svenska Cellulosa AB-Sca Ser B	Common Stock	**	452,873
	Svenska Handelsbanken Ser A	Common Stock	**	466,428
	Swedbank AB Sek’a’ NPV	Common Stock	**	112,815
	Swiss Life Holding AG	Common Stock	**	457,299
	Swisscom AG	Common Stock	**	144,021
	Syneron Medical Ltd	Common Stock	**	267,033
	Sysmex Corp	Common Stock	**	194,976
	Turkiye Is Bankasi A.S.	Common Stock	**	107,626
	T&D Holdings Inc	Common Stock	**	254,372
	TDC A/S DKK5	Common Stock	**	311,504
	TDK Corp	Common Stock	**	388,412
	Telecom Italia Di Risp Eur0.55	Common Stock	**	287,702
	Telecom Italia Eur0.55	Common Stock	**	582,989

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Telenet Group Holding NPV	Common Stock	**	155,159
	TeliaSonera AB	Common Stock	**	1,221,054
	Terumo Corp	Common Stock	**	110,946
	Thales SA	Common Stock	**	302,320
	THK Co	Common Stock	**	659,089
	Tokio Marine Holdings Inc	Common Stock	**	284,263
	Tokyo Electron NPV	Common Stock	**	443,899
	Toppan Printing Co Ltd	Common Stock	**	328,062
	Toyota Boshoku Corp	Common Stock	**	72,455
	TOYOTA INDUSTRIES CORPORATION	Common Stock	**	1,029,314
	Toyota Motor Corp	Common Stock	**	832,348
	Toyota Motor Corp NPV	Common Stock	**	1,349,907
	Toyota Tsushu Corp	Common Stock	**	269,946
	Tronox Ltd	Common Stock	**	836,749
	Turkiye Halk Bankasi A.S.	Common Stock	**	96,018
	UniCredit SpA	Common Stock	**	49,017
	United Internet Ag NPV REGD	Common Stock	**	218,485
	Uti Worldwide Inc SHS	Common Stock	**	1,130,337
	Veolia Environnement SA	Common Stock	**	44,024
	Veolia Environnement SA	Common Stock	**	34,945
	Vivendi SA	Common Stock	**	119,066
	Vodafone Group plc	Common Stock	**	2,039,424
	Vodafone Group Plc	Common Stock	**	2,051,825
	Wendel SA	Common Stock	**	79,567
	WPP plc	Common Stock	**	349,978
	WPP PLC	Common Stock	**	261,704
	Yahoo Japan Corporation	Common Stock	**	81,262
	Yamaha Corp	Common Stock	**	212,783
	Yamaha Motor Co., Ltd.	Common Stock	**	351,095
	YASKAWA Electric Corporation	Common Stock	**	63,289
	Yokogawa Electric Corp	Common Stock	**	87,584
	Pending Transactions	Common Stock	**	1,462,337

	Non-U.S Equity Securities			$170,317,264

	Self-Directed Brokerage Account
	Self-managed account	Self Directed Account Value	**	$71,127,166

	Self-Directed Brokerage Account			$71,127,166

				$2,525,201,977

*	Participant Loans	$51,522,092 principal amount, interest rates ranging from 4% to 9.50%, due through October 31, 2024	**	$51,522,092

				$2,576,724,069

*	Party-in-interest
**	Investments are participant directed; therefore, historical cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RR DONNELLEY SAVINGS PLAN

By:	/s/ Anne Pease
Name:	Anne Pease
Title:	Applicable Administrative Named Fiduciary by virtue of holding the office of Vice President, Benefits, R. R. Donnelley & Sons Company

Date:	June 17, 2014

RR DONNELLEY SAVINGS PLAN

December 31, 2013

Index to Exhibits

EXHIBIT NUMBER

23.1	Baker Tilly Virchow Krause, LLP Consent of Independent Registered Public Accounting Firm – RR Donnelley Savings Plan as of December 31, 2013.